
02045773



Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of February 2002

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

This Form 6-K consists of the following:

1. Press release, dated July 11, 2002, announcing significant changes to enhance efficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2002

TELUS Corporation



Name: James W. Peters
Title: Executive Vice President,
Corporate Affairs & General Counsel



July 11, 2002

TELUS announces significant changes to enhance efficiency

Changes to result in reduction of 6,000 positions

Vancouver, B.C. – In a move aimed at improving its efficiency and competitiveness, TELUS will consolidate customer contact centres, consolidate various operational and administrative functions and close most retail stores throughout Alberta and British Columbia. TELUS is also taking additional steps to improve its operating and productivity performance.

These actions are a major component of TELUS' previously announced Operational Efficiency Program and will result in the reduction of approximately 6,000 positions in 2002 and 2003. The reductions involve approximately 5,000 bargaining unit and 1,000 management positions.

Over the last 12 months since the program was initiated, TELUS has reduced its management by about 1,000 positions. Overall, for both union and management employees, this equates to a reduction of TELUS Communications' workforce by about 25 per cent since the program began.

"The cost savings and efficiency gains we achieve through this program will improve future operating profitability and contribute to our goal of becoming free cash flow positive in 2003," says Darren Entwistle, TELUS president and CEO. "Our goal is not only to become more efficient in operating our business, but to become more effective in identifying, responding to and exceeding customer needs."

"TELUS has not yet fully realized its required level of operating efficiency and effectiveness," says Entwistle. "The Operational Efficiency Program is a natural progression of TELUS' strategy. The need for this initiative is compounded, however, by the adverse impact of recent unfavourable regulatory decisions."

"Today's announcements follow a thorough, eight-month review, auditing all business functions and processes, including benchmarking against best-in-class industry standards," says Rob Cruickshank, TELUS executive vice-president, Operational Effectiveness and Efficiency. "These operational improvements will drive TELUS toward best-in-class efficiency."

Operating and Productivity Improvements

TELUS is making numerous changes to enhance its operating efficiency. These include streamlining business processes and systems, reducing TELUS' product portfolio and the processes that support them, optimizing the use of real estate, networks and other assets, improving customer order management and reducing the scope of corporate support functions. TELUS is also focused on improving the performance and productivity of every aspect of its operations, from marketing and sales through to installations and billing.

Operational and productivity improvements will result in the elimination of 3,000 to 3,500 positions.

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Customer Contact Centres

TELUS' broad network of regional customer contact centres in B.C. and Alberta is being consolidated from 66 offices in 20 communities to 28 offices in nine communities. Customer contact centres include operator services, repair services, credit and collections, customer care and telemarketing.

This action will improve customer service and streamline operations, greatly improving the centres' operating competitiveness. Although some of TELUS' customer contact centres will be reduced in size, most will be closed and consolidated into specialized Call Centre Campuses in Vancouver, Edmonton and Calgary by early next year.

The Call Centre Campus model will enhance our ability to serve customers by integrating multiple functions into a single location supported by advanced technologies and best-in-class techniques. The campus model optimizes opportunities for high-performance through ongoing employee training, career development and an enriched learning environment.

Industry benchmarking shows TELUS has significantly more customer contact centres than other service providers in telecommunications and other industries. By consolidating the operations into larger offices, TELUS will improve the customer experience, enhance employee career opportunities and significantly reduce operating costs.

The consolidation of these call centres will result in the elimination of about 1,800 positions.

Operational and Administrative Functions Consolidation

Several functions, including network infrastructure provisioning, dispatch and planning functions and clerical work will be consolidated from smaller centres into Edmonton, Calgary, Vancouver, Burnaby, Victoria, Kelowna and Prince George with reduced operations continuing in some communities.

The consolidation of these functions will result in the elimination of about 600 positions.

TELUS Stores

Thirty-three of the 40 TELUS stores in B.C. and Alberta will be closed by year end, leaving a total of seven stores in Calgary, Edmonton, Burnaby, Victoria and Vancouver where the large population base is better able to sustain these businesses. Four of the remaining stores – Victoria (Hillside), Edmonton (Kingsway Mall), Calgary (Chinook Mall), Vancouver (Robson Street) will be upgraded to become, flagship stores with interactive displays and product demonstrations such as new broadband applications.

Consistent with TELUS' data and Internet strategy and with consumers' increasing use of the Internet, TELUS continues to provide customers the convenience of purchasing retail products through its Web site, over the phone and through TELUS' many retail partners.

This initiative does not involve TELUS Mobility Stores.

The closure of these stores will result in the elimination of about 250 positions.

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"This is a difficult decision for TELUS and one we take very seriously. We appreciate the impact today's announcements will have on all our employees and on the communities involved and we are providing a range of support programs and services and as much information as we can to assist them," said Entwistle. "Members of the executive team are now in various B.C. and Alberta communities impacted to meet with employees and community representatives and personally deliver this announcement and answer questions."

The changes are being implemented immediately. Store closures and office consolidations will largely be completed by year-end with other changes implemented over the next 12 months. Work transition plans have been developed to ensure customer service and business goals continue to be met through this period of change.

"TELUS' quality of customer service measurements have shown steady improvement since the 1999 merger of BC TELECOM and TELUS Alberta, as have the Quality of Service indicators that we file with our regulator," adds Entwistle. "We understand the provision of exceptional customer service is fundamental to the competitive environment and something we cannot compromise, especially in this time of change. Through reduced bureaucracy, improved productivity, empowered employees and technology, TELUS will live up to its customer service commitment."

It is expected that most of the bargaining unit departures will be pursuant to the early retirement and voluntary departure incentive programs announced last month, therefore the total number of employees leaving the company through these voluntary programs won't be known until the programs close in October. Depending on the actual level of acceptance, TELUS may avoid the need for layoffs.

TELUS Corporation (TSE: T, T.A; NYSE: TU) is one of Canada's leading telecommunications companies providing a full range of telecommunications products and services that connect Canadians to the world. The company is the leading service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada. For more information about TELUS, visit www.telus.com.

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For more information, journalists can contact:

Doug Strachan
(604) 432-2663
doug.strachan@telus.com

Shafiq Jamal
(604) 488-1100
sjamal@wilcoxpr.com

Investors can contact:

John Wheeler
(780) 818-7310
john.wheeler@telus.com